Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

October 20, 2023

Via EDGAR Filing

Ms. Eileen M. Smiley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2357

Floating Rate & Dividend Growth Portfolio, Series 29

File Nos. 333-274117 and 811-03763

Dear Ms. Smiley:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2357, filed on August 21, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Floating Rate & Dividend Growth Portfolio, Series 29 (the “trust”).

PROSPECTUS

1. Please complete all fields.

Response:       All the missing information will be included in the pricing amendment.

Investment Summary — Principal Investment Strategy

2. Instead of an open list of potential investments, please disclose concretely the actual investments of the trust. Alternatively, include an actual list of investments as of the date of deposit.

Response:       In order to clarify what types of investments are principal investments of this trust, once the portfolio is selected, a sentence will be added stating the types of investments that represent a significant amount of the trust’s assets as of the date of deposit.

Investment Summary — Principal Risks

3. Please ensure that the “Principal Risks” section only covers risks of the trust as of the date of deposit.

Response:       The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio as of the date of deposit.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren